UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)*

KINETIC CONCEPTS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

49460W208

(CUSIP Number)

November 4, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49460W208	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) LEININGER JAMES R MD
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12.	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS

CUSIP No. 49460W208	13G	Page 3 of 5 Pages

PRELIMINARY STATEMENT.

This statement on Schedule 13G/A (this “Statement”), is filed following the disposition of all of the securities of Kinetic Concepts, Inc., a Texas corporation (the “Issuer”), held by the Reporting Person (as defined in Item 2 below). On November 4, 2011, the Issuer consummated the transactions contemplated by that certain Agreement and Plan of Merger dated as of July 12, 2011 (the “Merger Agreement”), among the Issuer, Chiron Holdings, Inc., a Delaware corporation (“Holdings”), and Chiron Merger Sub, Inc., a Texas corporation and a wholly owned subsidiary of Holdings (“Merger Sub”), whereby Merger Sub was merged with and into the Issuer (the “Merger”).

In connection with the Merger, each outstanding share of the Issuer’s common stock, par value $.001 per share (the “Common Stock”), held by the Reporting Person was converted into the right to receive $68.50 (the “Merger Consideration”). As of the effective time of the Merger, the Reporting Person ceased to have any rights as a shareholder of the Issuer, other than the right to receive the Merger Consideration.

Following the Merger, the Issuer filed a Form 15 Certification and Notice of Termination of Registration (“Certificate of Termination”), pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) on November 18, 2011. The Certificate of Termination shall become effective on February 15, 2011, which is 90 days following its filing. Because the Reporting Person is required to file this Statement pursuant to Rule 13d-1(c) for registered securities on or before February 14, the Reporting Person submits this Statement as of the date last written below.

ITEM 1.

(a) (b) This statement on Schedule 13G/A relates to the Reporting Person’s (as defined in Item 2 below) beneficial ownership interest in Kinetic Concepts, Inc., a Texas corporation (the “Issuer”). The Issuer’s principal executive address is 8023 Vantage Drive, San Antonio, TX 78230.

ITEM 2.

(a) This statement is being filed by James R. Leininger, MD (the “Reporting Person”).

(b) The Reporting Person’s principal business address is 18615 Tuscany Stone, Suite 200, San Antonio, TX 78258.

(c) The Reporting Person is a citizen of the United States of America.

(d) (e) This statement relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of the Issuer named in Item 1 of this statement. The CUSIP number associated with the Common Stock is 49460W208.

ITEM 3. FILING PURSUANT TO RULE 13d-1(b), OR 13d-2(b).

Not Applicable.

ITEM 4. OWNERSHIP.

(a) The Reporting Person beneficially owns 0 shares of the issuer’s Common Stock.

(b) 0%

(c) (i) 0. (ii) 0. (iii) 0. (iv) 0.

CUSIP No. 49460W208	13G	Page 4 of 5 Pages

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10. CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 49460W208	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 24, 2012

/s/ James R. Leininger, MD
Signature

James R. Leininger, MD
Name and Title